Exhibit 99.1

press release

Société Générale SA shareholding notification

19 May 2021, 13:40 CET

ArcelorMittal (the “Company”) announces that on 19 May 2021 it received two shareholding notifications from Société Générale SA. The notifications were made to reflect the entry into by Société Générale SA mainly of various financial instruments (as detailed in the notifications). According to the notifications, the following thresholds of (potential) voting rights were reached:

-	5.10% on 14 May 2021, and

-	4.72% on 17 May 2021.

These notifications do not require any adjustments to the disclosure of the Company regarding its shareholding structure as the Company only reports shareholding thresholds above 5% on its website since, following the above-mentioned 17 May 2021 notification, Société Générale SA is again below this threshold.

These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”.

These notifications are published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.

ENDS